Exhibit 99.1

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Lima, March 21, 2026

To

Superintendency of the Securities Market – SMV

Lima.-

Reference: Disclosure of Material Event

Dear Sirs:

By means of this letter, and within the framework of the provisions of the Regulations on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby report the following:

As was timely communicated to the market via a material event notice dated December 16, 2025, the majority shareholders of Inversiones ASPI S.A. and Holcim Ltd. entered into a Share Purchase Agreement, subject to certain conditions precedent, for the sale of 99.99% of the shares of Inversiones Aspi S.A.—owner of 50.01% of the capital stock of Cementos Pacasmayo S.A.A.—to the Swiss corporation Holcim Ltd. (the “Transaction”).

In this regard, we have been informed today by our shareholder Inversiones Aspi S.A. that the Free Competition Commission of the National Institute for the Defense of Free Competition and the Protection of Intellectual Property (INDECOPI) has authorized the Transaction without conditions.

Likewise, Inversiones Aspi S.A. has informed us that the closing and execution of the Transaction remain subject to the fulfillment of the additional conditions agreed upon between the majority shareholders of Inversiones Aspi S.A. and Holcim Ltd.

With nothing further to add, we remain yours truly.

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stock Market Representative